Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/22/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Chicago, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): SEC Mail Processing

   11 Wall Street, New York, NY 10005 FEB 25 2019

3. Provide the applicant's mailing address (if different):

   N/A Washington, DC

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

   19003578

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/22/19 (MM/DD/YY) NYSE Chicago, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 22nd day of February (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

February 22, 2019

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of amendments to the Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Chicago, Inc. ("NYSE Chicago") (collectively, the "Exchanges").

On February 15, 2019, "Chicago Stock Exchange, Inc." changed its name to NYSE Chicago, leading to a number of changes in the Exchanges' forms. Specifically, the Exchanges are each filing an updated Exhibit F with the following documents, each of which was updated for the name change: the Master User Agreement ("MUA") and the MUA Additional Platform Agreement for the Exchanges; the Pillar Service Bureau Connection Agreement for NYSE American, NYSE Arca, NYSE National. And NYSE Chicago; the NYSE Chicago Trading Permit Application and Registered Trader Application; the NYSE American ATP Application; the NYSE Arca ETP Application and OTP Application; the NYSE and NYSE American Membership Application; and the NYSE National ETP Application. Similarly, NYSE Chicago is filing updated Exhibits G, K and M.

In addition to the above, in their respective Exhibit Fs, NYSE Chicago is filing an updated Registered Trader Application, revised to add registration requirements; NYSE Arca is filing an updated ETP Application, revised in accordance with recent changes removing references to Allied Persons from NYSE Arca Rule 3.2; and NYSE is filing a revised Member and Floor Clerk Application, which has added a question regarding whether a Clerk Logon is required.

Finally, NYSE, NYSE American, NYSE Arca, and NYSE Chicago are each filing Exhibit H with their current listing materials.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

February 2019

EXHIBIT F

A complete set of NYSE Chicago, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: __________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: __________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________________ (Company Name)	Entity: ______________________
By (Signature): ______________________	By (Signature): ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________

With Notices To:

User Name: ______________________	NYSE
Contact Name: ______________________	Attention: Client Relationship Services
Address: ______________________	353 N. Clark Street, 31st Floor
City, State, Zip: ______________________	Chicago, IL 60654
Email: ______________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ____________________ State: ____________________ Zip Code: ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: ______________________

Date: ______________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: crs@nyse.com

Date: ______________________

NYSE Chicago, Inc.

Trading Permit Application and Contracts

APPLICATION PROCESS

Eligibility
Each Participant Firm must hold a valid Trading Permit to transact business on the Exchange. A Trading Permit may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Exchange Act. Any Person may become a Person Associated with a Trading Permit holder.

Checklist
Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 2) to crs@nyse.com.

Note: All application materials sent to NYSE Chicago will be reviewed by NYSE Chicago's Client Relationship Services ("CRS") Department for completeness. All applications are deemed confidential and are handled in a secure environment. CRS may request Applicant to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Article 3, Rule 1 of the Rules of the Chicago Stock Exchange, Inc. ("NYSE Chicago Rules"). If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.

Application Process

- Following submission of the Trading Permit Application and Contracts, Application Fee, and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that a person associated with the Applicant has a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented for approval or disapproval without delay.
- The Exchange will promptly notify the Applicant, in writing, of its membership decision.
- Applicant will be subject to disciplinary action if false or misleading answers are given in the Application for Equity Trading Permit.
- The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within thirty (30) days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to:
    - For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries.
    - For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500.

  Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Chicago Article 3, Rule 3. A disapproved Applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was provided to the applicant, file a petition in accordance with the provisions of NYSE Chicago Article 15.

APPLICATION CHECKLIST

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO APPLICANTS

- ❑ $2000 Application Fee. Please wire to:

  J.P. MORGAN CHASE BANK N.A.

  ABA/FEDWIRE - 021000021

  Account Number - 955272856

  270 Park Avenue,

  New York, NY, 10017-2070

- ❑ Application for Equity Trading Permit
  - Sections 1-8 are MANDATORY for all Applicants
  - Section 9 if Applicant is not self-clearing
- ❑ Signed Master User Agreement https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to FINRA, if not currently available on Web CRD®
  - Principals
  - All Representatives
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Statement of Financial Condition
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant for the last two exam reports
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO INSTITUTIONAL BROKER APPLICANTS

- ❑ All requirements for Applicants listed above, including ticking of the Institutional Broker tick-box on page 4 of this application

Registered Trader Application for each IBR Applicant:
https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO MARKET MAKER APPLICANTS

- ❑ All requirements for Applicants listed above, including ticking of the Market Maker tick-box on page 4 of this application

Registered Trader Application for each MMAT Applicant:
https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

EXPLANATION OF TERMS

For purposes of this Trading Permit Application and Contracts ("Application"), the following terms shall have the following meanings:

Applicant – is the Broker-Dealer organization applying for a Trading Permit or amending this Application.

Person - an individual person or a corporation, partnership, limited liability entity or any other type of business organization.

Participant - any Participant Firm that holds a valid Trading Permit and any person associated with a Participant Firm who is registered with the Exchange under Articles 16 and 17 as a Market Maker Authorized Trader or Institutional Broker Representative, respectively. A Participant shall be considered a "member" of the Exchange for purposes of the Exchange Act. If a Participant is not a natural person, the Participant may also be referred to as a "Participant Firm," but unless the context requires otherwise, the term Participant shall refer to an individual Participant and/or a Participant Firm.

Clearing Participant - means a Participant which has been admitted to membership in a Qualified Clearing Agency pursuant to the provisions of the Rules of the Qualified Clearing Agency.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Chicago, Inc. is a participant of this system.

Institutional Broker – a member of the Exchange who is registered as an Institutional Broker pursuant to the provisions of Article 17 of NYSE Chicago Rules and has satisfied all Exchange requirements to operate as an Institutional Broker on the Exchange.

Institutional Broker Representative ("IBR") – an individual person affiliated with an Institutional Broker who is authorized to accept orders, enter bids and offers and execute transactions on behalf of an Institutional Broker and who has registered with the Exchange as an IBR as provided in Article 6 of NYSE Chicago Rules.

Market Maker – a Participant that is registered as a Market Maker pursuant to NYSE Chicago Article 16, Rule 1.

Market Maker Authorized Trader ("MMAT") – an individual trader authorized to enter bids and offers and execute transactions on behalf of a Market Maker. An MMAT must be registered with the Exchange pursuant to NYSE Chicago Article 6 and NYSE Chicago Article 16, Rule 3.

NYSE Chicago (or the "Exchange") - NYSE Chicago, Inc., a Self-Regulatory Organization per the provisions of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Self-Regulatory Organization ("SRO") - as set forth in the provisions of the Exchange Act relating to national securities exchanges.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________________ SEC #: ____________________ CRD #: ____________________

LEI #: ____________________ MPID: ____________________

GENERAL INFORMATION

Name of Applicant: ____

Business Address: ____

City: ____________________ State: __________ Zip Code: __________

Business Phone: ____________________ Website: ____________________

Contact Name: ____________________ Title: ____________________

Phone: ____________________ Email: ____________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH TRADING PERMIT (Check all that apply)

☐ Public Customer Business

☐ Order Sending

☐ Market Maker*

☐ Clearing Services

☐ Institutional Broker*

☐ Other ____________________

*Please also complete the Registered Trader Application

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)

☐ Cboe EDGA US Equities Exchange (EDGA)

☐ Chicago Board Options Exchange (CBOE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)

☐ NASDAQ OMX BX (BX)

☐ NASDAQ OMX PHLX (PHLX)

☐ New York Stock Exchange (NYSE)

☐ NYSE Arca (ARCA)

☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGX US Equities Exchange (EDGX)

☐ International Securities Exchange (ISE)

☐ Investors Exchange (IEX)

☐ NASDAQ

☐ NYSE National (NAT)

☐ NYSE American (AMER)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

DEA: ____

☐ Applicant intends NYSE Chicago to be their DEA

SECTION 2 - MEMBERSHIP AGREEMENT

By executing Application, the Applicant agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's certificate of incorporation, its By-Laws, the NYSE Chicago Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's board of directors and penalties imposed by the board of directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Exchange Act);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its board of directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Exchange's By-Laws, the NYSE Chicago Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its board of directors or any duly authorized committee;

(4) To maintain and make available to the Exchange, its authorized employees and its board of directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or NYSE Chicago Rules; and

(5) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by NYSE Chicago.

____
Applicant Firm

____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

____
Date

____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor

____
Title

SECTION 3 - CERTIFIED RESOLUTION

I hereby certify that I am the Corporate Secretary, Managing Partner, or Managing Member of this Applicant Firm, duly organized under the laws of the State of ______________________________,
and that following is a true and correct copy of a resolution duly adopted by the Board of Directors, Partners, or Members of said Firm at a meeting duly held on the ________ day of ________________________, 20______,
and that said resolution has not been amended, modified or rescinded.

RESOLVED, that this Firm is hereby authorized to register as a participant on the NYSE Chicago, Inc. and the below name is authorized on behalf of this Firm to execute and deliver all instruments and agreements required by the Exchange in order for this Firm to be a participant organization

____
Applicant Firm

____ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	______________________________ Date
____ Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	______________________________ Title

SECTION 4 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Chicago will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment ☐ Any consideration over $5,000
☐ Profit Sharing ☐ Direct Financing
☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE Chicago Participant Firm

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. ______________________________

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 5 - INDIVIDUAL REGISTRATION

Pursuant to NYSE Chicago Article 6, Rule 2 a Participant Firm shall register with the Exchange as a Principal any Person who meets the definition of a "Principal" as described in NYSE Chicago Article 6. A "Principal" includes any individual responsible for supervising the activities of the Participant Firm's Authorized Traders, the Financial Operations ("FINOP"), any individual designated as a Chief Compliance Officer ("CCO"), and any other individual identified under NYSE Chicago Article 6, as may be amended from time to time.

Each of these Principals must be registered as such through the FINRA Central Registration Depository ("CRD"), and must pass the General Securities Principal (Series 24) Examination or the Financial and Operations Principal (Series 27) Examination. The Exchange will accept the New York Stock Exchange ("NYSE") Compliance Official Examination (Series 14) as an alternative qualification to the Series 24 for a Principal identified as the CCO, subject to the requirements of NYSE Chicago Article 6, Rule 3.

Additionally, pursuant to NYSE Chicago Article 6, Rule 2 each Participant Firm, other than a proprietary trading firm with 25 or fewer Representatives, is required to register at least two Principals with the Exchange.

Please identify Applicant's designated principals below

Designated Series 24 Licensed Principal

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Designated Series 24 Licensed Principal

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Designated Principal Financial Officer (Series 27 or Series 28)

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Designated Principal Operations Officer (Series 27 or Series 28)

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer (Series 24 or Series 14)

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

SECTION 6 - KEY PERSONNEL

Please also identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

VOTING DESIGNEE

Name of Voting Designee as provided in NYSE Chicago Article 3, Rule 14(a) and (b). Include sample signature.

Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ______________________ Title: ______________

Email: ______________________ CRD#: ______________

Signature: ______________________

SECTION 7 – SUPERVISION

Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations per NYSE Chicago Article 6, Rule 5(b). Applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: ______________________________

NYSE Chicago Article 6, Rule 5 requires the following (capitalized terms are used as defined in the NYSE Chicago Rules):

- Adherence to Law – No Participant shall engage in conduct in violation of the Securities Exchange Act of 1934, as amended, rules or regulations thereunder, the Bylaws or the Rules of the Exchange, or any written interpretation thereof. Every Participant is responsible for reasonably supervising its associated persons to prevent such violations.

- Supervisory System – Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations. This designated supervisor may formally delegate his or her supervisory duties and authority to other persons within the firm. Participants must maintain, for a period of not less than six years (the first two years in an easily accessible place), records of the names of all persons who are designated as supervisory personnel and the dates for which those designations are effective. In the absence of such designation by a Participant Firm, the Firm's General Partner(s), President, Chief Executive Officer or other principal executive officer shall be deemed to be responsible for a Firm's internal supervision and compliance function. In addition, each Participant Firm shall designate and specifically identify to the Exchange on Schedule A of Form BD one or more principals to serve as a Chief Compliance Officer.

- Written Procedures – Each Participant Firm shall establish, maintain and enforce written procedures to supervise the types of business in which it engages and to supervise the activities of registered and associated persons. Such written procedures must be reasonably designed to achieve compliance with applicable securities laws and regulations, and with the applicable rules of the Exchange.

  The Participant Firm's written supervisory procedures shall set forth the supervisory system established by the Participant Firm; the titles, registration status and locations of the required supervisory personnel; and the responsibilities of each supervisor as they relate to the types of business engaged in, applicable securities laws and the rules of the Exchange.

  A copy of a Participant Firm's written supervisory procedures, or the relevant portions thereof, shall be maintained at each location where supervisory activities are conducted on behalf of the firm. Each Participant Firm shall periodically review and amend its written supervisory procedures as appropriate within a reasonable time, including but not limited to, updates required by changes in applicable securities laws and regulations, including the rules of the Exchange, and as changes occur in the supervisory system. Each Participant Firm shall be responsible for communicating these amendments within its organization.

  Each Participant Firm shall maintain records evidencing actual review of transactions, systems, programs or other activities by the designated supervisory personnel pursuant the written supervisory procedures.

ALL PARTICIPANT FIRMS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Exchange Act, the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Participant Firm for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Exchange Act. The Exchange Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Exchange Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Chicago shall rely on the information provided pursuant to this Application in order to preliminarily approve or deny Applicant's application for trading privileges, but that NYSE Chicago will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE Chicago depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Application. I also acknowledge the obligation of Applicant to submit to NYSE Chicago any amendment to any document submitted as part of its application, including but not limited to this Application, within ten (10) business days of such amendment or change.

____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

____
Date

____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor

____
Title

SECTION 9 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing Participant Firm of Applicant Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved Clearing Participant Firm of NYSE Chicago, Inc.

The undersigned Clearing Participant Firm hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

Applicant	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Chicago Rules and may be relied upon by NYSE Chicago, Inc., the NSCC, and their respective members. This Letter of Consent shall be subject to NYSE Chicago Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Participant Firm.

Clearing Participant Firm (Broker-Dealer Name)

Clearing Participant Firm (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing Participant Firm	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Participant Firm
Print Name / Title	Print Name / Title
Date	Date

NYSE Chicago, Inc.

DEA Application Requirements

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Chicago along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ______________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Chicago Article 1, Rule 1) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Chicago Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Chicago Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Chicago Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Chicago), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Chicago or Federal securities laws.

Accepted on behalf of Participant Firm:

______________________________ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	____________________ Date
______________________________ Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	____________________ Title

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS - CONTINUED

Withdrawal of Capital - The partnership articles or organizational documents of each Participant Firm for which this Exchange is the Designated Examining Authority shall contain provisions that without prior written approval of the Exchange the capital contribution of any person may not be withdrawn on less than six months' written notice of withdrawal given no sooner than six months after such contribution was first made. Each Participant Firm shall promptly notify the Exchange of the receipt of any notice of withdrawal of any part of a person's capital contribution or if any withdrawal is not made because prohibited under the provisions of Commission Rule 15c3-1 (see 15c3-1(e)).

Please Note: Pursuant to NYSE Chicago Article 3, Rule 11, no Participant Firm for which this Exchange is the Designated Examining Authority and no officer, director or principal stockholder of such a Participant Firm shall, without the prior consent of the Exchange, sell, assign, transfer, pledge or hypothecate equity securities of the Participant Firm except to an officer, director or principal stockholder thereof; provided, however that such consent need not be obtained for any such transaction by an officer, director or principal stockholder involving less than 1% of a class of equity securities of the Participant Firm but a report shall be filed if and when two or more such transactions by any one officer, director or principal stockholder have aggregated 1% or more of a class of equity securities. No Participant Firm shall redeem or purchase its own shares, or in any other manner effect a reduction in its capital stock, without the prior consent of the Exchange.

NYSE Chicago, Inc.

Registered Trader Application

REGISTERED TRADERS

Each NYSE Chicago, Inc. (NYSE Chicago) Participant Firm is required to register any associated persons in accordance with the NYSE Chicago Rules. Pursuant to the NYSE Chicago Rules, Participant Firms must complete the necessary documentation and submit such documentation in the manner prescribed. Individual traders of a Participant Firm must successfully pass any required examination and have a Form U4 available on WebCRD.

- ☐ Institutional Broker Representative - IBR Exam in addition to the Series 7 or Series 57
- ☐ Market Maker Authorized Trader - Series 57

PARTICIPANT FIRM INFORMATION

Participant Firm Name: ______________________ CRD: ______________

Contact Name: ______________________ Title: ______________

Phone: ______________ Email: ______________

INDIVIDUAL APPLICANT INFORMATION

Individual Applicant Name: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate boxes below)

☐ Institutional Broker Representative (IBR) ☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
- ☐ Individual has passed the required examinations (see above)
- ☐ Individual has been granted a waiver of the required examination
- ☐ Individual has requested ME registration with NYSE-CHI
- ☐ Individual has requested GS, TD or AR registration with NYSE-CHI (whichever is applicable)

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member | Date

______________________ ______________________

Print Name | Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned Individual Applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete.

______________________ ______________________

Signature of Individual Applicant | CRD#

______________________ ______________________

Print Name | Title

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

February 2019

EXHIBIT G

Other than those forms and financial statements required to submitted with an application for Membership (see Exhibit F), NYSE Chicago, Inc. does not have specific forms of financial statements, reports, or questionnaires required to its Members with respect to financial responsibility or minimum capital requirements.

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

February 2019

EXHIBIT H

The attached set of documents comprise NYSE Chicago, Inc.'s listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. This information is also publicly available on the Exchange's website at www.nyse.com:

1. Application and Agreement for Initial Primary Listing
2. Application and Agreement for Initial Dual Listing
3. Application and Agreement for Supplemental Listing
4. Application and Agreement for Listing Additional Shares

NYSE® Chicago

NYSE Chicago
Application and Agreement for Initial Securities Primary Listing

____ (the "Company")
(Full Name of Company)

Incorporated in the State of ______________________, hereby makes application

to List and Register the following securities on the NYSE Chicago (the "Exchange"):

Description of Issue	Number of Shares

Note: The number of shares applied for should be the total of the shares presently issued plus the amounts authorized for future issuance for specific purposes. A schedule should be attached indicating the breakdown and purpose of any shares reserved for future issuance. (If shares are reserved for more than one purpose, each such purpose and the number of shares reserved therefor should be given separately.[1]

The Company seeks to list the above securities on (check one):

☐ Tier I ☐ Tier II ☐ Highest Attainable Tier

[1] CHX Article 22, Rule 2, Interpretation .01(a).
"

The Company is filing with this Application:

- A duly executed Registration Statement on Form ____________ with exhibits as required by the Securities Exchange Act of 1934 and the Rules and Regulations of the Securities and Exchange Commission. A duplicate of said Registration Statement and said required exhibits (check one)

- ☐ ARE BEING CONCURRENTLY ☐ HAVE BEEN filed with the Commission.[2]

- A copy of the charter and any amendments certified by the Secretary of State of the state of incorporation.[3]

- A copy of the by-laws certified by the Secretary or Assistant Secretary of the applicant corporation.[4]

- The financial statements accompanied by a certificate and signed by an independent public accountant, in form acceptable to the Exchange. The Exchange reserves the right to require financial statements covering current operations.[5]

- A legal opinion of independent counsel, satisfactory to the Exchange as to: (1) legality of organization of the company; (2) authorization of the issuance of the securities covered by the application; (3) validity of the securities; (4) full payment and non-assessability; (5) personal liability of shareholders; and (6) compliance with the Securities Act of 1933. If it is counsel's opinion that registration under said Act is not necessary, he should state the reason for the exemption in his opinion. If counsel or any partner of counsel is an officer or director of the company, this fact should be disclosed in the opinion.[6]

- Resolution of Board of Directors authorizing listing and naming a representative authorized to make any necessary changes in the application.[7]

---

[2] CHX Article 22, Rule 2, Interpretation .01(b).
[3] CHX Article 22, Rule 2, Interpretation .01(c).
[4] CHX Article 22, Rule 2, Interpretation .01(c).
[5] CHX Article 22, Rule 2, Interpretation .01(d).
[6] CHX Article 22, Rule 2, Interpretation .01(e).
[7] CHX Article 22, Rule 2, Interpretation .01(f).

- Certified Schedules of Distribution. The most recent breakdown available will be satisfactory if it represents fairly the present share and stockholder distribution.[8]

- Specimens of Stock Certificates. Certificates must be prepared by a banknote company which has been approved by the Exchange. Exchange standards require a steel engraved border. The face of the certificate may be engraved or surface printed. One copy of each type of form, indelibly marked "Specimen," shall be filed.[9]

- A check for the Listing Fee in the amount of $15,000.00 payable to the Exchange must accompany any application regardless of the type of application.[10]

Applicant understands that processing and approval of an original application accompanied with all required supporting documents will typically require one to two weeks from date of receipt. Upon approval for listing the Exchange certifies its approval to the Securities and Exchange Commission. The Securities Exchange Act of 1934 provides that registration becomes effective thirty days after receipt by the Commission of this certification of the Exchange, unless effectiveness is accelerated by Order of the Commission. [11]

In consideration of the acceptance of this application, the Company hereby agrees with the Exchange as follows:

(1) To notify the Exchange promptly of any change in the general character of nature of its business.

(2) To notify the Exchange immediately if it or any subsidiary or controlled company should dispose of any property or of any stock interest in any of its subsidiaries or controlled companies when such disposal would impair or materially affect its financial position or the nature or extent of its operations as theretofore conducted.

(3) Not to change its accounting policies materially from those existing at the time of listing without giving notice thereof to the Exchange.

(4) To mail with or prior to the notice of the annual meeting to the holders of record of its securities listed on the Exchange and to the Exchange a report containing a balance sheet, income statement, and analysis of surplus account covering the period from the date of the financial statements last published, consolidated in the case of a parent or holding company, or a balance sheet, income statements and analysis of surplus account of the parent or holding company and of each constituent, subsidiary, owned or controlled company. Such financial statements shall show clearly the existence of any default in

[8] CHX Article 22, Rule 2, Interpretation .01(g)
[9] CHX Article 22, Rule 2, Interpretation .01(h).
[10] CHX Article 22, Rule 2, Interpretation .01.
[11] CHX Article 22, Rule 2, Interpretation .01.

interest or dividends or redemption or sinking fund requirements of the parent or holding company or of any constituent, subsidiary, owned or controlled company. Such statements shall truly disclose the operations and condition of the company and shall be certified by duly qualified, independent public accountants whose certificate in form satisfactory to the Exchange shall be part of the report.

(5) Not to make any change in the form or nature of its listed securities, or in the rights or privileges of the holders thereof, without having given ten (10) days prior notice to the Exchange of such proposed changes, nor if the Exchange so requires, without making application for listing of the securities as changed.

(6) To notify the Exchange in the event of the issuance or creation in any form or manner of any rights to subscribe to or to be allotted its securities or of any other rights or benefits pertaining to ownership in its securities, so as to afford the holders of its securities an interim period satisfactory to the Exchange within which to record their interests and to exercise their rights, and to issue all such rights in a form approved by the Exchange, and to make the same transferable, payable and deliverable in the City of Chicago.

(7) To notify the Exchange promptly of the issuance of any options or warrants to purchase stock or other securities, otherwise than pro rata to stockholders, stating the terms of such options or warrants and the number of shares covered thereby, and to notify the Exchange of any subsequent changes in said options or warrants; also to notify the Exchange of the creation or formation of any reorganization or protective committee or any plan for the deposit of any stock or other securities which will affect the marketability, sale, transfer, or voting rights of any securities so deposited, and to notify the Exchange of the termination thereof.

(8) Not itself, and not to permit any subsidiary, directly or indirectly controlled, to take up as income stock dividends received at an amount greater than that charged against earnings, earned surplus, or both of them by issuing company in relation thereto.

(9) To notify the Exchange of any proposed increase in the outstanding amount of stock, bonds or other securities of the class previously listed and to make application for the listing of said additional amounts of listed securities sufficiently prior to the issuance thereof to permit action in due course upon such application; and to notify the Exchange of the proposed issuance of any securities on a parity with or senior to any listed securities.

(10) To publish promptly to holders of stock listed any action in respect to dividends on shares, or allotments or rights for subscription to securities, notice thereof to be sent to the Exchange and to give the Exchange at least ten (10) days notice in advance of the closing of the transfer books or extensions, or of the taking of a record of holders for any purpose, stating the purpose thereof, also to publish promptly to holders of bonds listed any action or default in respect to interest on bonds, redemption of bonds and other similar matters, notice thereof also to be sent to the Exchange a reasonable time in advance.

(11) To forward to the Exchange a copy of all notices and reports sent to holders of its securities.

(12) To file with the Exchange a certified copy of any amendment to the charter or bylaws of the Company together with a satisfactory opinion of counsel respecting the legality of such document.

(13) To solicit proxies for all meetings of stockholders or to solicit consents in lieu thereof.

(14) If the Company issues securities which are subject to an investment restriction, to affix a legend relating to the restriction on the face of the certificate for such securities substantially as follows:

"The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption there from under said Act."

(15) To conform to the Exchange's policy on Informing the Public.[12]

(16) To conform to the Exchange's policy on Record Date During or Shortly after a Stock Distribution.[13]

(17) Not to disparately reduce or restrict through any corporate action or issuance the voting rights of existing shareholders. Examples of such corporate action or issuance include, but are not limited to, the adoption of time-passed voting plans, the adoption of capped voting rights plans, the issuance of super voting stock or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer

(18) To notify the Exchange of its intention, at least thirty (30) days prior to filing an application, to list securities of the same class as those covered by this application on another national securities exchange.

[12] CHX Article 22, Rule 21, Interpretation .01.
[13] CHX Article 22, Rule 21, Interpretation .01.

(19) To notify the Exchange promptly if, during the time the securities which are the subject of this Application For Listing (the "subject securities") are also listed on another exchange or a national securities association, the Company receives oral or written notification from such other market that any of the subject securities has fallen below the continued listing requirements of such other market

Further, if the any of the subject securities are currently listed or approved for listing on any other market, the Company, by signing this Application for Listing, represents and warrants to the CHX that as of the date hereof it has not been notified by such other market that the subject securities have fallen below the continued listing requirements of such other market nor does the Company have any reason to believe that the subject securities have fallen below the continued listing requirements of such other market.

Nothing in these agreements shall obligate the Company to do any act in contravention of law or in violation of the rules or regulations of any duly constituted public authority having jurisdiction over the Company.

Executed at ______________________________, this _______ day of_________ A.D.

____
(Name of Company)

CORPORATE
SEAL

By: ____________________________________
(Authorized Officer)

ATTEST: ________________________________
(Corporate Secretary)

NYSE Chicago

NYSE Chicago
Application and Agreement for Listing Securities
Initial Dual Listing Agreement
(Not applicable for "ECM" securities)

____ (the "Company")
(Full Name of Company)

Incorporated in the State of ______________________, hereby makes application to List and Register the following securities on the NYSE Chicago (the "Exchange") for which the Company is also seeking, or has already obtained within the past twelve months, a listing on NYSE, NYSE American (except for "ECM" securities) or NASDAQ:

Description of Issue	Number of Shares

Note: The number of shares applied for should be the total of the shares presently issued plus the amounts authorized for future issuance for specific purposes. A schedule should be attached indicating the breakdown and purpose of any shares reserved for future issuance. (If shares are reserved for more than one purpose, each such purpose and the number of shares reserved therefore should be given separately.[1]

The Company seeks to list the above securities on (check one):

☐ Tier I ☐ Tier II ☐ Highest Attainable Tier

[1] CHX Article 22, Rule 2, Interpretation .01(a).

The Company is also seeking, or has already obtained within the past twelve months, a listing of the above listed securities on (check one):

☐ NYSE ☐ NYSE American ☐ NASDAQ

The Company is filing with this Application:

- A copy of the application for listing on NYSE, NYSE American (except for "ECM" securities), or NASDAQ.[2]
- A board resolution of the issuer authorizing listing on the Exchange.[3]
- The issuer's latest Form 10-K, most recent three Form 10-Qs, and most recent proxy statement (for non-IPOs), or the issuer's latest registration statement and exhibits (for IPOs).[4]
- An executed Exchange listing agreement.[5]
- Evidence of approval for listing by NYSE, NYSE American, or NASDAQ.[6]
- A specimen stock certificate.[7]
- The issuer's registration statement filed under the Securities Exchange Act of 1934.[8]
- A Letter of Reliance authorizing the Exchange to process the application and supporting materials as if addressed to the Exchange in lieu of an original listing application.[9]
- The required listing fee.[10]

The Company acknowledges that it shall be required to submit to the Exchange any other information deemed appropriate by the Exchange in order to render a decision concerning listing eligibility.[11]

---

[2] CHX Article 22, Rule 2, Interpretation .03(a).
[3] CHX Article 22, Rule 2, Interpretation .03(b).
[4] CHX Article 22, Rule 2, Interpretation .03(c).
[5] CHX Article 22, Rule 2, Interpretation .03(e).
[6] CHX Article 22, Rule 2, Interpretation .03(f).
[7] CHX Article 22, Rule 2, Interpretation .03(g).
[8] CHX Article 22, Rule 2, Interpretation .03(h).
[9] CHX Article 22, Rule 2, Interpretation .03(i).
[10] CHX Article 22, Rule 2, Interpretation .03(d).
[11] CHX Article 22, Rule 2, Interpretation .03.

Upon approval of this application the Company requests that the Exchange certify to the Securities and Exchange Commission the approval of the above mentioned securities for listing and registration under the Securities Exchange Act of 1934.

In consideration of the acceptance of this application, the Company hereby agrees with the Exchange as follows:

(1) To notify the Exchange promptly of any change in the general character of nature of its business.

(2) To notify the Exchange immediately if it or any subsidiary or controlled company should dispose of any property or of any stock interest in any of its subsidiaries or controlled companies when such disposal would impair or materially affect its financial position or the nature or extent of its operations as theretofore conducted.

(3) Not to change its accounting policies materially from those existing at the time of listing without giving notice thereof to the Exchange.

(4) To mail with or prior to the notice of the annual meeting to the holders of record of its securities listed on the Exchange and to the Exchange a report containing a balance sheet, income statement, and analysis of surplus account covering the period from the date of the financial statements last published, consolidated in the case of a parent or holding company, or a balance sheet, income statements and analysis of surplus account of the parent or holding company and of each constituent, subsidiary, owned or controlled company. Such financial statements shall show clearly the existence of any default in interest or dividends or redemption or sinking fund requirements of the parent or holding company or of any constituent, subsidiary, owned or controlled company. Such statements shall truly disclose the operations and condition of the company and shall be certified by duly qualified, independent public accountants whose certificate in form satisfactory to the Exchange shall be part of the report.

(5) Not to make any change in the form or nature of its listed securities, or in the rights or privileges of the holders thereof, without having given ten (10) days prior notice to the Exchange of such proposed changes, nor if the Exchange so requires, without making application for listing of the securities as changed.

(6) To notify the Exchange in the event of the issuance or creation in any form or manner of any rights to subscribe to or to be allotted its securities or of any other rights or benefits pertaining to ownership in its securities, so as to afford the holders of its securities an interim period satisfactory to the Exchange within which to record their interests and to exercise their rights, and to issue all such rights in a form approved by the Exchange, and to make the same transferable, payable and deliverable in the City of Chicago.

(7) To notify the Exchange promptly of the issuance of any options or warrants to purchase stock or other securities, otherwise than pro rata to stockholders, stating the terms of such options or warrants and the number of shares covered

thereby, and to notify the Exchange of any subsequent changes in said options or warrants; also to notify the Exchange of the creation or formation of any reorganization or protective committee or any plan for the deposit of any stock or other securities which will affect the marketability, sale, transfer, or voting rights of any securities so deposited, and to notify the Exchange of the termination thereof.

(8) Not itself, and not to permit any subsidiary, directly or indirectly controlled, to take up as income stock dividends received at an amount greater than that charged against earnings, earned surplus, or both of them by issuing company in relation thereto.

(9) To notify the Exchange of any proposed increase in the outstanding amount of stock, bonds or other securities of the class previously listed and to make application for the listing of said additional amounts of listed securities sufficiently prior to the issuance thereof to permit action in due course upon such application; and to notify the Exchange of the proposed issuance of any securities on a parity with or senior to any listed securities.

(10) To publish promptly to holders of stock listed any action in respect to dividends on shares, or allotments or rights for subscription to securities, notice thereof to be sent to the Exchange and to give the Exchange at least ten (10) days notice in advance of the closing of the transfer books or extensions, or of the taking of a record of holders for any purpose, stating the purpose thereof, also to publish promptly to holders of bonds listed any action or default in respect to interest on bonds, redemption of bonds and other similar matters, notice thereof also to be sent to the Exchange a reasonable time in advance.

(11) To forward to the Exchange a copy of all notices and reports sent to holders of its securities.

(12) To file with the Exchange a certified copy of any amendment to the charter or bylaws of the Company together with a satisfactory opinion of counsel respecting the legality of such document.

(13) To solicit proxies for all meetings of stockholders or to solicit consents in lieu thereof.

(14) If the Company issues securities which are subject to an investment restriction, to affix a legend relating to the restriction on the face of the certificate for such securities substantially as follows:

"The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption there from under said Act."

(15) To conform to the Exchange's policy on Informing the Public. (This policy appears as Article 22, Rule 21, Interpretation .01.)

(16) To conform to the Exchange's policy on Record Date During or Shortly after a Stock Distribution. (This policy appears as Article 22, Rule 21, Interpretation .01.)

(17) Not to disparately reduce or restrict through any corporate action or issuance the voting rights of existing shareholders. Examples of such corporate action or issuance include, but are not limited to, the adoption of time-passed voting plans, the adoption of capped voting rights plans, the issuance of super voting stock or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer

(18) To notify the Exchange of its intention, at least thirty (30) days prior to filing an application, to list securities of the same class as those covered by this application on another national securities exchange.

(19) To notify the Exchange promptly if, during the time the securities which are the subject of this Application For Listing (the "subject securities") are also listed on another exchange or a national securities association, the Company receives oral or written notification from such other market that any of the subject securities has fallen below the continued listing requirements of such other market

Further, if the any of the subject securities are currently listed or approved for listing on any other market, the Company, by signing this Application for Listing, represents and warrants to the CHX that as of the date hereof it has not been notified by such other market that the subject securities have fallen below the continued listing requirements of such other market nor does the Company have any reason to believe that the subject securities have fallen below the continued listing requirements of such other market.

Nothing in these agreements shall obligate the Company to do any act in contravention of law or in violation of the rules or regulations of any duly constituted public authority having jurisdiction over the Company.

Executed at ______________________________, this _______ day of_________ A.D.

____
(Name of Company)

By: ______________________________________
(Authorized Officer)

ATTEST: ________________________________
(Corporate Secretary)

CORPORATE
SEAL

NYSE Chicago

NYSE Chicago
Listing Department
Application and Agreement for Supplemental Listing

____

(Name of Company)

hereby notifies the NYSE Chicago of the following:

Check One	Event	
	Change of Corporate Name to	
	Redesignation of Listed Security to	

By: ______________________________ Date: ____________________

____

(Name and Title)

One copy of this application must be accompanied by the following:

1. A statement as to the purpose for which the supplemental shares will be issued. (Copy of prospectus, or copy of the printed listing application to another national securities exchange will suffice for this purpose).[1]

2. Certified copy of resolution of the Board of Directors and/or shareholders authorizing the action.[2]

3. Opinion of counsel addressed to the NYSE Chicago. (If using a copy of an opinion furnished to another Exchange, a manually signed letter of reliance must be attached.)[3]

---

[1] CHX Article 22, Rule 2, Interpretation .02(a).
[2] CHX Article 22, Rule 2, Interpretation .02(b).
[3] CHX Article 22, Rule 2, Interpretation .02(c).

4. Copy of proxy or prospectus under the Securities Act of 1933, if applicable.[4]

5. Amendment to Charter, certified by the Secretary of State, if applicable. (This exhibit may be filed subsequent to the application.) [5]

6. A description of transaction including timetable with shareholders' meeting date (if applicable) and proposed date of effectiveness. (This requirement can be met in a cover letter.)[6]

7. Any other information and/or documents pertinent to the application. (Merger Agreement, Exchange Offer Agreement, etc.) [7]

8. Specimen of new stock certificate, when available.

9. Form 8-K, as filed with the Securities and Exchange Commission, if applicable.

NYSE Chicago will separately invoice the company for the Supplemental Listing Application Fee of $2,500.00.

Further, if the any of the subject securities are currently listed or approved for listing on any other market, the Company, by signing this Application for Listing, represents and warrants to the NYSE Chicago that as of the date hereof it has not been notified by such other market that the subject securities have fallen below the continued listing requirements of such other market nor does the Company have any reason to believe that the subject securities have fallen below the continued listing requirements of such other market.

Nothing in these agreements shall obligate the Company to do any act in contravention of law or in violation of the rules or regulations of any duly constituted public authority having jurisdiction over the Company.

Executed at ______________________________, this ______ day of _________ A.D.

____
(Name of Company)

CORPORATE
SEAL

By: ________________________________
(Authorized Officer)

ATTEST: ____________________________
(Corporate Secretary)

[4] CHX Article 22, Rule 2, Interpretation .02(d).
[5] CHX Article 22, Rule 2, Interpretation .02(e).
[6] CHX Article 22, Rule 2, Interpretation .02(f).
[7] CHX Article 22, Rule 2, Interpretation .02(g).

NYSE Chicago
Listing Department
Application and Agreement for Listing Additional Shares

____
(Name of Company)

hereby applies to the NYSE Chicago for the listing of ________________

additional shares of its ________________________, ____________ par value,

increasing the number of shares listed with the Exchange to __________________.

By: ____________________________ Date: ____________________

____
(Title)

One copy of this application must be accompanied by the following:

1. Statement as to the purpose for which the additional shares will be issued. (Copy of prospectus or copy of the printed listing application to another Exchange will suffice for this purpose.)[1]

2. Certified copy of resolution of the Board of Directors and/or shareholders authorizing the action. [2]

3. Opinion of counsel as to legality of issuance and validity of the securities to be listed, including a statement of status under the Securities Act of 1933. (If using a copy of an opinion furnished to another Exchange, a manually signed letter of reliance must be attached.)[3]

---

[1] CHX Article 22, Rule 2, Interpretation .02(a)
[2] CHX Article 22, Rule 2, Interpretation .02(b)
[3] CHX Article 22, Rule 2, Interpretation .02(c)

4. Copy of prospectus under the Securities Act of 1933, if applicable.[4]

5. Amendment to charter, certified by the Secretary of State, if applicable. (This exhibit may be filed subsequent to the application.) [5]

6. Any other information and/or documents pertinent to the application (merger agreement, exchange offer agreement, etc.)[6]

NYSE Chicago will separately invoice the company for listing fees of $0.005 per share. The minimum fee per application is $250.00. The maximum fee per application is $7,500.00. Additional listing fees payable in a calendar year shall not exceed $15,000.00.[7]

The Exchange must be notified of any increase in the amount of stock of the class previously listed. An application for listing additional shares should be received sufficiently prior to the issuance to permit action on such application.[8]

Further, if the any of the subject securities are currently listed or approved for listing on any other market, the Company, by signing this Application for Listing Additional Shares, represents and warrants to the NYSE Chicago that as of the date hereof it has not been notified by such other market that the subject securities have fallen below the continued listing requirements of such other market nor does the Company have any reason to believe that the subject securities have fallen below the continued listing requirements of such other market.

Nothing in these agreements shall obligate the Company to do any act in contravention of law or in violation of the rules or regulations of any duly constituted public authority having jurisdiction over the Company.

Executed at ______________________________, this _______ day of_________ A.D.

____
(Name of Company)

CORPORATE
SEAL

By: ____________________________________
(Authorized Officer)

ATTEST: ________________________________
(Corporate Secretary)

---

[4] CHX Article 22, Rule 2, Interpretation .02(d)
[5] CHX Article 22, Rule 2, Interpretation .02(e)
[6] CHX Article 22, Rule 2, Interpretation .02(f)
[7] CHX Article 22, Rule 2, Interpretation .02(g)
[8] CHX Article 22, Rule 2, Interpretation .02(h)

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

FEBRUARY 2019

EXHIBIT K

The ownership structure of NYSE Chicago, Inc. is as follows:

1. Full legal name: NYSE Chicago Holdings, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: February 8, 2005

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Chicago Holdings, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

February 2019

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Chicago, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE Chicago, Inc., is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations of NYSE Chicago Inc. is publicly available on the Exchange's website at www.nyse.com.

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